Filed by Eldorado Gold Corporation

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Frontier Pacific Mining Corporation

Commission File No.: 132-02644

Date: August 7, 2008

The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. The Depositary or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see the back page of this document for addresses and telephone numbers).

LETTER OF TRANSMITTAL

for Common Shares of

FRONTIER PACIFIC MINING CORPORATION

Pursuant to the Compulsory Acquisition made by

ELDORADO GOLD CORPORATION

Under Section 300 of the Business Corporations Act (British Columbia)

USE THIS LETTER OF TRANSMITTAL TO DEPOSIT A SHARE CERTIFICATE

Eldorado Gold Corporation (“Eldorado”) made an offer dated May 9, 2008 (the “Offer”) to all of the holders (the “Shareholders”) of the issued and outstanding common shares (the “Common Shares”) of Frontier Pacific Mining Corporation (“Frontier”) , to purchase all of such Common Shares, together with other rights to acquire Common Shares, at a price of 0.1220 common shares of Eldorado, Cdn.$0.0001 in cash, and one exchange receipt of Eldorado (“Exchange Receipt”) cash per Common Share. The Offer expired at 5:00 p.m. (Toronto time) on July 15, 2008.

Pursuant to a notice of compulsory acquisition (the “Notice of Compulsory Acquisition”) dated July 15, 2008, Eldorado exercised its right under section 300 of the Business Corporations Act (British Columbia) to acquire (the “Compulsory Acquisition”) all of the outstanding Common Shares of Frontier that Eldorado did not acquire under the Offer (the “Remaining Shares”) on the terms and for the consideration contained in the Offer. Under the Compulsory Acquisition, Eldorado is entitled and bound, subject to any order of the court that directs otherwise, to acquire every Remaining Share not acquired under the Offer for the consideration and on the terms set forth in the circular (the “Circular”) dated May 9, 2008 accompanying the Offer, as supplemented and amended by the Notice of Change in Information dated June 5, 2008, the Notice of Variation and Extension dated June 20, 2008 and the Notice of Variation and Extension dated July 3, 2008.

Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Circular accompanying the Offer have the respective meanings ascribed thereto in such Circular. All references to “$”, “Cdn.$” and “dollars” in this Letter of Transmittal refer to Canadian dollars.

This Letter of Transmittal is for use to facilitate delivery of Remaining Shares of Frontier and the consideration payable for the Remaining Shares to be acquired pursuant to the Compulsory Acquisition.

TO:	ELDORADO GOLD CORPORATION
AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., as Depositary, at its offices set out herein

The undersigned irrevocably transfers his or her Remaining Shares to Eldorado on the same terms on which Eldorado acquired Common Shares under the Offer, and the undersigned holder of Remaining Shares hereby irrevocably submits the enclosed share certificate(s) representing the Remaining Shares to the Compulsory Acquisition. The following are the details of the enclosed certificate(s):

Share Certificate Number(s)	Name(s) in which Registered	Number of Common Shares Represented by Share Certificate	Number of Common Shares Submitted

TOTAL:

(If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

The undersigned acknowledges receipt of the Notice of Compulsory Acquisition and acknowledges that Eldorado is, under applicable law, entitled and bound, subject to any order of the court that directs otherwise, to acquire the Remaining Shares in accordance with the terms and subject to the conditions of the Compulsory Acquisition.

The undersigned hereby represents and warrants that:

(a)

the undersigned has full power and authority to deposit, sell, assign and transfer the Remaining Shares to Eldorado, including without limitation any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Remaining Shares of any of them on and after the date of the Compulsory Acquisition, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”);

(b)

the Remaining Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Remaining Shares and Distributions, to any other person;

(c)	the deposit of the Remaining Shares and Distributions complies with applicable laws; and
(d)

when the Remaining Shares and Distributions are acquired and paid for by Eldorado pursuant to applicable laws under the terms of the Compulsory Acquisition, Eldorado shall acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

IN CONSIDERATION OF THE COMPULSORY ACQUISITION AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Notice of Compulsory Acquisition and in this Letter of Transmittal, the undersigned irrevocably accepts the Compulsory Acquisition for and in respect of the Remaining Shares and delivers to Eldorado the enclosed share certificate(s) representing the Remaining Shares and, on and subject to the terms and conditions of the Compulsory Acquisition, deposits, sells, assigns and transfers to Eldorado all right, title and interest in and to all rights and benefits arising from the Remaining Shares and any and all Distributions. Shareholders will receive 0.1220 common shares of Eldorado, Cdn.$0.0001 in cash and one Exchange Receipt for each Remaining Share acquired by Eldorado pursuant to the Compulsory Acquisition.

Settlement with each holder of Remaining Shares will be made by the Depositary, on behalf of Eldorado, by forwarding a cheque, Eldorado share certificate and Exchange Receipt certificate to the registered holder of the Remaining Shares by regular mail, unless otherwise instructed in this Letter of Transmittal.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Compulsory Acquisition as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de 1’usage d’une letter d’envoi en langue anglaise par le soussign’e, le soussign’e et les destinataires sons pr’esum’es avoir requis que tout contrat attest’e par l’offre at son acceptation par cette lettee d’envoi, de m^eme que taus les documents qui s’y rapportent, soient redig’es exclusivement en langue anglaise.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH HEREIN WILL NOT CONSTITUTE A VALID DELIVERY. YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND IF YOU ARE A U.S. SHAREHOLDER, YOU MUST ALSO COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED HEREIN. SEE INSTRUCTION 7 OF THIS LETTER OF TRANSMITTAL, “U.S. SHAREHOLDERS AND SUBSTITUTE FORM W-9”.

THE SECURITIES OFFERED PURSUANT TO THE OFFER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE NOTICE OF COMPULSORY ACQUISITION. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Eldorado previously filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement, which includes the Circular dated May 9, 2008 accompanying the Offer, Notice of Change in Information dated June 5, 2008, Notice of Variation and Extension dated June 20, 2008, Notice of Variation and Extension dated July 3, 2008 and Notice of Compulsory Acquisition dated July 15, 2008 relating to its expired Offer to Frontier shareholders. ELDORADO URGES INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE CIRCULAR (AS SUPPLEMENTED AND AMENDED), THE NOTICE OF COMPULSORY ACQUISITION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the Circular, the Notice of Compulsory Acquisition and other documents filed by Eldorado with the Canadian securities regulators at www.sedar.com and with the SEC at the SEC’s website at www.sec.gov. The Circular and other documents may also be obtained for free, from Eldorado’s website or by directing a request to Eldorado’s investor relations department by telephone at 1-888-353-8166, fax 604-687-4026 or e-mail info@eldoradogold.com.

BLOCK A PAYMENT INSTRUCTIONS (please print or type)	BLOCK B DELIVERY INSTRUCTIONS (unless Block C is checked): (please print or type)
(Name)	(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (or Zip) Code)	(Street Address and Number)
(Telephone -Business Hours)	(City and Province or State)
(Tax Identification, Social Insurance or Social Security Number)	(Country and Postal (or Zip) Code)

BLOCK C [ ] HOLD ELDORADO SHARE CERTIFICATE, EXCHANGE RECEIPT CERTIFICATE AND CHEQUE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED. (Check box)

BLOCK D TAX DEFERRAL ELECTION

        As described under the heading “Canadian Federal Income Tax Considerations” in Section 18 of the Circular (as amended by Section 7 of the Notice of Variation and Extension dated June 20, 2008), an Eligible Holder is entitled to require Eldorado to execute one or more election forms for the purpose of achieving a tax-deferred exchange for Canadian federal (and where applicable, provincial) income tax purposes. An “Eligible Holder” means a Shareholder who is (a) a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty, holds Common Shares as capital property and who is not exempt from tax on income under the Tax Act, or (b) a non-resident of Canada for the purposes of the Tax Act and any applicable income tax treaty, whose Common Shares constitute “taxable Canadian property” (as defined by the Tax Act) and who is not exempt from Canadian tax in respect of any gain realized on the disposition of Common Shares by reason of an exemption contained in an applicable income tax treaty, or (c) a partnership if one or more members of the partnership are described in (a) or (b).

        To achieve a tax-deferred exchange, an Eligible Holder must fully complete and sign two copies of the relevant election forms. The Eligible Holder must ensure that two copies of each applicable form are received by Eldorado, Attention: Frontier Election Process, 1188 – 550 Burrard Street, Vancouver, BC, Canada, V6C 2B5, on or before 5:00 pm (Toronto time) on October 13, 2008. Eldorado agrees only to execute an election form received by Eldorado on or before 5:00 pm (Toronto time) on October 13, 2008 if it complies with the requirements set forth in the next paragraph, and, if so, to forward one copy of such election form by mail to the Eligible Holder at the address for the Eligible Holder indicated on the election form within 30 days after the receipt thereof. The Eligible Holder must file the completed and signed joint tax election form with the CRA, and with the provincial tax authorities as applicable, within the time prescribed. A summary of those prescribed time limits are set forth in Section 18 of the Circular. Eligible Holders should consult their own tax advisors for assistance with respect to making a valid federal, and any applicable provincial, tax election.

        Eldorado will execute and return to an Eligible Holder for filing a tax election form sent to it only if such tax election form (i) is fully and properly completed and signed by the applicable Eligible Holder and (ii) is received by Eldorado at the address noted above on or before 5:00 pm (Toronto time) on October 13, 2008.

        By November 12, 2008, a tax information package containing the tax election forms with instructions on how to make the election or elections (“tax package”) will be separately distributed to each Eligible Holder that checks the box below and returns this letter to Eldorado at the above address on or before the Expiry Time. You do not need to check the box below if you use the web-based method of making the joint elections with Eldorado. The web-based method is described in Section 18 of the Circular.

        Compliance with the requirements to ensure a valid election is filed under subsection 85(1) or (2) of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) will be the sole responsibility of the Eligible Holder making such election. Accordingly, neither Eldorado nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election form or to properly file it within the time prescribed and in the form prescribed under the Tax Act (and the corresponding provisions of any applicable provincial tax legislation).

PLEASE CHECK THIS BOX IF YOU WANT THE TAX PACKAGE TO BE PROVIDED TO YOU BY ELDORADO.

Signature guaranteed by (if required under Instruction 4):

Dated: ___________________________ , 200_____

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative -See Instructions 3 and 5

Name of Guarantor (please print or type)	Name of Shareholder (please print or type)

Address of Guarantor (please print or type)	Name of Authorized Representative, if applicable (please print or type)

Daytime telephone number of Shareholder or Authorized Representative

Daytime facsimile number of Shareholder or Authorized Representative

T	Tax Identification, Social Insurance or Social Security Number of Shareholder

BLOCK E INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER
The owner signing above represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.
The owner signing above is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

        A U.S. Shareholder is any Shareholder that is either (A) providing an address in Block “B” which is located within the United States or any territory or possession thereof or (B) a U.S. person for United States federal income tax purposes.

        IF YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER, THEN IN ORDER TO AVOID BACKUP WITHHOLDING YOU MUST COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN THE INSTRUCTIONS.

SUBSTITUTE FORM W-9 -TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service Request for Taxpayer Identification Number and Certification	Part 1 -Taxpayer Identification Number (“TIN”) - ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number) CERTIFY BY SIGNING AND DATING BELOW.	_______________________ Social Security Number(s) (If awaiting TIN, write “Applied For”) OR _______________________ Employer Identification Number(s) (If awaiting TIN, write “Applied For”)
Part 2 -For payees exempt from backup withholding, please write “exempt” here (see Instruction 7):

Part 3 -Certification -Under penalties of perjury, I certify that:

(1)  The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me); and

(2)  I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)  I am a U.S. person (including a U.S. resident alien).

Signature of U.S. Person                                           Date                           , 200__

Certification Instructions. You must cross out Item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

NOTE: Failure to furnish your correct TIN may result in a US$50 penalty imposed by the IRS and in backup withholding of 28% of the gross proceeds of any payments made to you pursuant to the Offer.

You must complete the certification below if you wrote “Applied For” in Part 1 of Substitute Form W-9.

CERTIFICATION

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment may be withheld.

Signature: Date , 200__

INSTRUCTIONS

1.	Use of Letter of Transmittal
(a)

This Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, covering the Remaining Shares acquired pursuant to the Compulsory Acquisition, with the signature(s) guaranteed if required in Instruction 3 below, together with accompanying certificate(s) representing the Remaining Shares should be sent to the Depositary at any of the offices of the Depositary specified on the back of this Letter of Transmittal.

(b)

The method used to deliver this Letter of Transmittal, any accompanying certificate(s) representing Remaining Shares and all other required documents is at the option and risk of the Shareholder depositing these documents. Eldorado recommends that these documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

(c)

Shareholders whose Remaining Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Remaining Shares pursuant to the Compulsory Acquisition.

2.	Signatures

This Letter of Transmittal must be completed, dated and executed by the holder of the Remaining Shares or by such holder’s duly authorized representative (in accordance with Instruction 4). If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond exactly with the names(s) as registered or as written on the face of such certificates) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint holders, all such holders must sign this Letter of Transmittal. If this Letter of Transmittal is executed by a person other than the registered holder(s) of the accompanying certificate(s) and/or a cheque representing payment for the Remaining Shares is to be issued to a person other than the registered holder(s), (i) the accompanying certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s) and (ii) the signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s) and must be guaranteed by an Eligible Institution, as noted in Instrument 3 below.

3.	Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered holder(s) of the accompanying certificate(s) representing the Remaining Shares, or if the cheque representing payment for the Remaining Shares is to be issued or delivered to a person other than the registered holder(s) shown on the register of Shareholders maintained by or on behalf of Frontier, such signature(s) must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution). An “Eligible Institution” means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks and trust companies in the United States.

4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either Eldorado or the Depositary, at its sole discretion, may require additional evidence of authority or additional documentation.

5.	Payment and Delivery Instructions

If the Eldorado share certificate, cheque and Exchange Receipt certificate representing payment for the Remaining Shares is to be sent to someone at an address other than the address of the Shareholder as it appears in Block A on this Letter of Transmittal, entitled “Payment Instructions”, then Block B on this Letter of Transmittal, entitled “Delivery Instructions”, should be completed. If Block B is not completed, the Eldorado share certificate, cheque and Exchange Receipt Certificate will be mailed to the depositing Shareholder at the address of such holder as it appears in Block A or, if no address is provided in Block A, then it will be mailed to the address of such holder as it appears on the securities registers maintained by or on behalf of Frontier.

6.	U.S. Shareholders and Substitute Form W-9

Each U.S. Shareholder is required to provide the Depositary with a correct Taxpayer Identification Number (“TIN”) on the Substitute Form W-9, which is provided above, and to certify whether such Shareholder is subject to backup withholding of U.S. federal income tax. If a U.S. Shareholder has been notified by the Internal Revenue Service that such Shareholder is subject to backup withholding, such Shareholder must cross out Item 2 of the Substitute Form W-9, unless such Shareholder has since been notified by the Internal Revenue Service that such holder is no longer subject to backup withholding. Failure to provide the information in the Substitute Form W-9 may subject a U.S. Shareholder to 28% federal income tax withholding on any cash payment to such Shareholder made in connection with the acquisition of such Shareholder’s Common Shares pursuant to the Compulsory Acquisition. If a U.S. Shareholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such Shareholder should write “Applied For” in the space provided for the TIN in the Substitute Form W-9, and sign and date the Substitute Form W-9 and the Additional Certification immediately below the Substitute Form W-9. If “Applied For” is written in the Substitute Form W-9 and the Depositary is not provided with a TIN within 60 days, the Depositary will withhold 28% on all cash payments to such Shareholder made in connection with the Compulsory Acquisition until a TIN is provided.

7.	Currency of Payment

All amounts payable under the Offer will be paid in Canadian dollars.

8.	Failure to Submit Properly Completed Letter of Transmittal

If a Shareholder submits a share certificate representing his or her Remaining Shares but fails to submit a properly completed Letter of Transmittal or does not submit a Letter of Transmittal, then the cheque representing payment for such Remaining Shares will be issued to the Shareholder and mailed to the address of the Shareholder, in each case as it appears on the securities registers maintained by or on behalf of Frontier.

9.	Miscellaneous
(a)

If the space in Box I of this Letter of Transmittal is insufficient to list all certificates for Remaining Shares, additional certificate numbers and number of Remaining Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If the Remaining Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.
(c)	Before completing this Letter of Transmittal, you are urged to read the accompanying Notice of Compulsory Acquisition.
(d)

Additional copies of the Circular (and any amendments thereto), Notice of Compulsory Acquisition and this Letter of Transmittal may be obtained without charge on request from the Depositary at the addresses provided on the back page of this Letter of Transmittal.

10.	Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss, to the Depositary at its office in Toronto, Ontario. The Depositary will forward such letter to Frontier’s registrar and transfer agent so that the registrar and transfer agent may provide replacement instructions. If a share certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that the Depositary or Frontier’s transfer agent may contact you with instructions.

11.	Assistance

THE DEPOSITARY (SEE BACK COVER PAGE FOR ITS ADDRESSES AND TELEPHONE NUMBERS) OR YOUR INVESTMENT DEALER, STOCKBROKER, TRUST COMPANY MANAGER, BANK MANAGER, LAWYER OR OTHER PROFESSIONAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

The Depositary is:

Computershare Investor Services Inc.

By Mail

P.O. Box 7021

31 Adelaide Street East

Toronto, Ontario M5C 3H2

Attention: Corporate Actions

By Registered Mail, by Hand, or by Courier

Toronto Office:	Vancouver Office:

100 University Avenue	510 Burrard Street
9(th) Floor	2(nd) Floor
Toronto, Ontario M5J 2Y1	Vancouver, British Columbia V6C 3B9
Attention: Corporate Actions	Attention: Corporate Actions

Toll Free (Canada and the United States): 1-800-564-6253

E-Mail: corporateactions@computershare.com

Any questions and requests for assistance may be directed by holders of Common Shares to the Depositary at its telephone numbers and locations set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance in completing the Letter of Transmittal.